Filed Pursuant to General Instruction II.L to Form F-10
File No. 333-214201

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 31, 2016 to which it relates, as amended or supplemented, (the “Prospectus”) and each document deemed to be incorporated by reference in the short form base shelf-prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Great Panther Silver Limited at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604) 608-1766, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated October 31, 2016

New Issue	November 4, 2016

GREAT PANTHER SILVER LIMITED

US$21,023,437
9,343,750 Units

            We are hereby offering an aggregate of 9,343,750 common shares (the “Warrant Shares”) issuable at a price of US$2.25 per Warrant Share (the “Warrant Exercise Price”) pursuant to certain share purchase warrants (the “Warrants”) issued by the Company in connection with its offering of 18,687,500 units (the “Units”) at a price (the “Offering Price”) of US$1.60 per Offered Unit (the “July 2016 Unit Offering”). The offering of Units was completed on July 12, 2016. Each Unit consisted of one common share of the Company (a “Unit Share”) and one-half of one Warrant. Each whole Warrant entitles the holder thereof to purchase one Warrant Share at the Warrant Exercise Price for a period of 18 months from the closing of the Offering, being January 12, 2018. The Offering was completed pursuant to an amended and restated underwriting agreement (the “Underwriting Agreement”) dated July 6, 2016 among us and Cantor Fitzgerald Canada Corporation (“Cantor”) and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC (“H.C. Wainwright”), as co-lead underwriters and joint bookrunners, and Euro Pacific Capital, Inc. and Sprott Private Wealth LP, as co-managers (collectively, the “Underwriters”). The Units were offered and sold in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents.

            This prospectus supplement (the “Prospectus Supplement”) is filed pursuant to (i) the Company’s base shelf prospectus dated October 31, 2016 (the “Base Prospectus”) filed in all of the provinces of Canada except Quebec, and (ii) a base shelf prospectus filed as part of a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 1, 2016 (SEC File No. 333-214201) (the “Registration Statement”). This Prospectus Supplement, together with the Base Prospectus and the documents incorporate by reference (the “Prospectus”) qualifies the offering and issuance of up to 9,343,750 Warrant Shares issuable pursuant to exercise of the 9,343,750 outstanding Warrants (the “Offering”) by the U.S. holders of the Warrants. The Warrants were issued pursuant to and are governed by a warrant indenture dated July 12, 2016 between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) as agent for the Warrants (the “Warrant Indenture”).

            Investing in the Warrant Shares involves significant risks. Before buying any of our securities, you should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-19, the “Risk Factors” section in the accompanying Prospectus and in the documents incorporated by reference herein and therein.

            This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

            Prospective investors should be aware that the exercise of the Warrants and acquisition of the Warrant Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus fully and consult with your own tax advisers. See “Certain Canadian Federal Income Tax Considerations”, “Certain Material United States Federal Income Tax Considerations” and “Risk Factors”.

            The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            All references in this Prospectus Supplement and the Prospectus to “dollars” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” are to United States dollars.

            Our head office and our registered office is located at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

ii

TABLE OF CONTENTS
Prospectus Supplement

iii

Filed Pursuant to General Instruction II.L to Form F-10
File No. 333-214201

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

            This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities being offered and also adds to and updates information contained in the accompanying Base Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See “Documents Incorporated by Reference”.

            You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Warrant Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. Neither the Company nor the Underwriters has authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. The Company is not making any offer of the Warrant Shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Base Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Base Prospectus, the statements made in the accompanying Base Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

            In this Prospectus Supplement, “we”, “us” and “our” refers, collectively, to Great Panther and our wholly owned subsidiaries.

            This Prospectus Supplement and the Prospectus are part of our “shelf” Registration Statement on Form F-10 that we have filed with the SEC (SEC File No. 333-214201). The Registration Statement was declared effective by the SEC on November 1, 2016. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our securities.

            We originally filed a prospectus supplement dated July 6, 2016 relating to the offer and sale of the Units under the July 2016 Unit Offering (the “Original Prospectus Supplement”). The Original Prospectus Supplement was filed pursuant to (i) the Company’s base shelf prospectus dated October 14, 2014 (together with the Original Prospectus Supplement, the “Original Prospectus”) filed in all of the provinces of Canada except Quebec, and (ii) a base shelf prospectus filed as part of a registration statement on Form F-10 under the U.S. Securities Act and declared effective by the SEC on October 20, 2014 (SEC File No. 333-199119) (the “Original Registration Statement”). In accordance with Canadian shelf prospectus rules under National Instrument 44-102 “Shelf Distributions,” the Original Prospectus will cease to be effective as of November 14, 2016. We have filed this Prospectus Supplement further to the Base Prospectus in order to maintain the registration in the United States of the Warrant Shares that may be offered and sold pursuant to exercise of the Warrant Shares by U.S. investors beyond the expiry date of the Original Base Prospectus.

             This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Base Prospectus. See “Documents Incorporated by Reference” below. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

            This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.

            Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Chief Financial Officer by contacting us at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604) 608-1766, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

            The following documents of the Company were filed with the securities commission or other similar securities regulatory authority in the provinces of Canada in which the Company is a reporting issuer and are specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

1.	the annual information form of the Company dated March 24, 2016 for the year ended December 31, 2015, filed March 30, 2016 (the “AIF”);

2.	the audited comparative annual consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 and the auditor’s report thereon, filed March 3, 2016;

3.	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2015, filed March 3, 2016;

4.	the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016 and the notes thereto, filed November 2, 2016;

5.	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2016, filed November 2, 2016;

6.	the information circular dated April 29, 2016 with respect to the Company’s annual general meeting of shareholders held on June 9, 2016, filed May 6, 2016;

7.	the material change report of the Company dated April 26, 2016 filed in respect of the ATM Offering;

8.	the material change report of the Company dated May 11, 2016 filed in respect of the termination of the Option Agreement for the Coricancha Property; and

9.	the material change report of the Company dated July 18, 2016 filed in respect of the closing of the July 2016 Bought Deal Offering.

            Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the completion of the Offering will be deemed to be incorporated by reference into this Prospectus Supplement.

            Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, after the date of this Prospectus Supplement shall also be deemed to be incorporated by reference into this Prospectus Supplement (in the case of any Report on Form 6-K, if and to the extent provided in such document).

            Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

            Upon a new annual information form and related annual financial statements and management’s discussion and analysis, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, annual and interim financial statements and management’s discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement.

            You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We are not making an offer of Warrant Shares in any jurisdiction where the offer is not permitted by law.

            Information contained on our website, www.greatpanther.com, is not part of this Prospectus Supplement or the Prospectus and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to purchase the Warrant Shares.

MARKETING MATERIALS

            Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, other than Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the securities under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

            This Prospectus Supplement contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws.

            Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  the future production of silver, gold, lead and zinc;

  profit, operating costs and cash-flow;

  grade improvements;

  sales volume and selling prices of products;

  capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects;

  progress in the development of mineral properties;

  the timing of production and the cash and total costs of production;

  sensitivity of earnings to changes in commodity prices and exchange rates;

  the impact of foreign currency exchange rates;

  the impact of taxes and royalties

  expenditures to increase or determine reserves and resources;

  sufficiency of available capital resources;

  title to claims;

  expansion and acquisition plans; and

  future plans and expectations for the Company’s properties and operations.

            These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company, which may prove to be incorrect, include, but are not limited to:

  general business and economic conditions;

  the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc;

  expected Canadian dollar, Mexican peso and US dollar exchange rates;

  expected taxes and royalties;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  costs of production, and production and productivity levels;

  estimated future capital expenditures and cash flows;

  the continuing availability of water and power resources for operations;

  the accuracy of the interpretation and assumptions used in calculating resource estimates (including with respect to size, grade and recoverability);

  the accuracy of the information included or implied in the various published technical reports;

  the geological, operational and price assumptions on which such technical reports are based;

  conditions in the financial markets;

  the ability to attract and retain skilled staff;

  the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

  the ability to secure contracts for the sale of the Company’s products (metals concentrates);

  the execution and outcome of current or future exploration activities;

  the ability to obtain adequate financing for planned activities and to complete further exploration programs;

  the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;

  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

  the ability of contractors to perform their contractual obligations; and

  operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining and adverse weather conditions.

            This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation:

  changes in commodity prices;

  changes in foreign currency exchange rates;

  acts of foreign governments;

  political risk and social unrest;

  uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;

  unanticipated operational difficulties due to adverse weather conditions;

  failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

  inability to obtain or delays in obtaining necessary permits for development of new projects or for the expansion or continued operation of existing projects;

  illegal activity, including illegal mining, occupations, kidnapping and political corruption;

  failure of counterparties to perform their contractual obligations;

  uncertainty of mineral resource estimates; and

  deterioration of general economic conditions.

            Readers are advised to carefully review and consider the risk factors identified in this Prospectus Supplement and the Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement and the Prospectus and in the documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

            The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

            We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

            This Prospectus Supplement, the Prospectus and the documents incorporated by reference therein and herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

            Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

            In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

            Accordingly, information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein and herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

     Effective January 1, 2011, the Company began preparing its financial statements, which are incorporated by reference into this Prospectus Supplement, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

            Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

            The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, as quoted by the Bank of Canada, were as follows:

	Nine months ended	Year ended	Year ended	Year ended
	September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013
		(expressed in Canadian dollars)
High	1.4589	1.3990	1.1643	1.0697
Low	1.2544	1.1728	1.0614	0.9839
Average	1.3218	1.2787	1.1045	1.0299
Closing	1.3117	1.3840	1.1601	1.0636

            On November 1, 2016, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3379.

OUR BUSINESS

Our Business

            Great Panther is a primary silver mining and precious metals producer and exploration company listed on the TSX trading under the symbol “GPR” and on the NYSE MKT trading under the symbol “GPL”. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”), which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”) and the Cata processing plant.

            The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

            The method of production at Topia and the GMC consists of underground mining through cut and fill operations. Extracted ore is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits at the Topia Mine, and a pyrite-silver-gold flotation circuit at the GMC.

            The Company’s current exploration properties include El Horcón, Santa Rosa and Plomo in Mexico; and Argosy in Canada. The Santa Rosa project is located approximately 15 kilometres northeast of Guanajuato, El Horcón is 100 kilometres by road northwest of Guanajuato, and the Plomo exploration property is located in Sonora, Mexico. The Argosy exploration property is located in the Red Lake Mining District in Northwestern Ontario.

            The Company did not undertake any active exploration programs on the above noted exploration properties in 2015 and 2016. During 2015 and 2016, the Company undertook significant exploration and evaluation work on the Coricancha Mine in Peru, which it optioned from Nyrstar N.V. in May 2015. On May 11, 2016, the Company terminated the option agreement to acquire the Coricancha Mine. However, the Company is continuing with its evaluation of the project and the potential purchase of the mine. The Company continues to seek and evaluate additional mining opportunities in the Americas.

            The GMC, Topia, El Horcón and Santa Rosa projects are held by Minera Mexicana el Rosario, S.A.de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. which are responsible for the day-to-day affairs and operations of Topia and the GMC, respectively, through service agreements with MMR.

            Argosy is held by Cangold Limited (“Cangold”), a wholly-owned subsidiary of the Company acquired in May 2015, and Plomo is held by Coboro Minerales de Mexico, S.A. de C.V., a wholly-owned subsidiary of Cangold.

            Further information regarding the business of the Company, its operations and its mineral properties, including the Topia Mine and the Guanajuato Mine Complex, can be found in the Company’s AIF for the year ended December 31, 2015 and the materials incorporated by reference into this Prospectus.

Recent Developments

Guanajuato Mine Complex

            In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the first quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. See “Risks Associated with Obtaining and Complying with Tailings and Other Permits”.

            Since the February meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at GMC tailings facility and the San Ignacio satellite mine. An application has been made for the permit in the case of the San Ignacio mine. The Company is assessing whether it requires an additional water use permit during the dry season.

Topia Mine

            The Topia tailings capacity will require an expansion in 2016 or early 2017 beyond the present Phase I facility. The Company has received its permit for the construction of the tails handling equipment and Phase II facility from SEMARNAT (the Mexican environmental permitting agency), and work is underway on the facilities including the fabrication of tails handling equipment, civil engineering design, fieldwork, and permitting details. This work is on a tight timetable and, although completion is expected in the second quarter of 2017, it presents a risk to continuing normal operations at Topia. The Company is undertaking a technical evaluation to assess the geotechnical state of the Phase I tailing facility and the opportunities to extend the capacity of the Phase I facility in order to ensure a smooth transition to the Phase II facility. The technical evaluation includes a geotechnical assessment of the remaining capacity of the Phase I facility based on the recommendations of a professional engineering firm that the Company has consulted. See “Risks Associated with Topia Tailings Facility Expansion”

            Reviews by the regulatory authorities in the current year, coupled with the permitting work underway by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company is working with the Mexican authorities to complete the review. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review or the aforementioned technical evaluation will not lead to a suspension of operations or an inability to continue to utilize the Phase I facility before the Phase II facility is available for use.

ATM Offering

            We entered into an At-the-Market Offering Agreement (the “ATM Agreement”) on April 20, 2016 with H.C. Wainwright & Co., LLC (“Wainwright”). Under the ATM Agreement, the Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through Wainwright, as placement agent, such number of Common Shares having an aggregate gross sales price of up to US$10.0 million (the “ATM Offering”). Sales of the Common Shares under the ATM Offering will be made through "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE MKT or on any other existing trading market in the United States. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, prices of the Common Shares sold under the ATM Offering will vary as between purchasers and during the period of distribution. We have agreed to pay to Wainwright a commission of 2% of the gross proceeds of sale of Common Shares sold under the ATM Offering.

            At the date of this Prospectus Supplement, we have sold an aggregate of 3,498,627 Common Shares under the ATM Agreement. See below under “Prior Sales”.

Bought Deal Offering of Units

            On July 12, 2016, we completed the bought deal July 2016 Unit Offering pursuant to which we sold 18,687,500 Units at a price of US$1.60 per unit for gross proceeds of US$29.9 million, which included 2,467,500 units sold pursuant to the exercise in full of an over-allotment option granted to the Underwriters for the offering. All Units were sold pursuant the Underwriting Agreement. The proceeds of the offering are anticipated to be used by the Company to fund operating, development and exploration expenditures at its mining operations and projects, and for possible future acquisitions.

PLAN OF DISTRIBUTION

            This Prospectus Supplement qualifies for distribution to United States holders of the Warrants an aggregate of 9,343,750 Warrant Shares issuable at the Warrant Exercise Price of US$2.25 per Warrant Share pursuant to the Warrants that were issued as part of the Units sold by the Company on July 12, 2016 pursuant to the Underwriting Agreement.

            This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any province in Canada. Any Warrant Shares will be issued to Canadian holders of the Warrants pursuant to available exemptions from Canadian prospectus requirements.

            The purchase price for each Warrant Share will equal the Warrant Exercise Price of US$2.25 per Warrant Share, subject to adjustment of the Warrant Exercise Price in accordance with the terms of the Warrant Indenture. Please refer to the discussion above under “Description of Securities Being Distributed – Warrants” for a summary of the material terms of the Warrants and the Warrant Indenture.

            No underwriter, dealer or agent will be involved in any issue or sale of the Warrant Shares under this Prospectus Supplement and the Company will not pay any commission or fee pursuant to the issuance of any of the Warrant Shares qualified by this Prospectus Supplement. Accordingly, the Company will receive the Warrant Exercise Price in full for each exercise of Warrants qualified under this Prospectus Supplement.

            There is no assurance as to how many of the Warrants will be exercised generally, and specifically there is no assurance as to how many of the Warrants will be exercised by United States holders of the Warrants. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any. No party has any obligation to purchase any Warrant Shares qualified by this Prospectus Supplement.

            The Warrants are not listed on any stock exchange in Canada or the United Sates. The Warrant Shares have been approved for listing on both the TSX and the NYSE MKT stock exchanges.

USE OF PROCEEDS

            We will receive all proceeds of the full issue price of US$2.25 per Warrant Share upon issuance of the Warrant Shares upon exercise of the Warrants, without any deduction of any fee or commission. There is no assurance as to how many Warrants will be exercised. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any, or the gross proceeds of such offering.

            We intend to use the net proceeds we receive from the issuance of the Warrant Shares, assuming full exercise of all outstanding Warrants, for the following purposes:

Use of Proceeds	Amount
Working capital & general expense	US$21,023,437.50
Total	US$21,023,437.50

            Amounts allocated to working capital and general expenses may be applied to capital expenditures at the Company’s operations and to future acquisitions. Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these Warrant Shares.

CONSOLIDATED CAPITALIZATION

            There has been no material change in our share or loan capital on a consolidated basis since September 30, 2016 other than the issuance of an additional 63,416 Common Shares pursuant to the outstanding stock options, as described below under “Prior Sales”.

            The following table shows the effect of the issuance of the Warrant Shares on the issued capital of the Company as at September 30, 2016, assuming the exercise of all Warrants outstanding as at the date of this Prospectus Supplement:

Description	As at September 30, 2016 Before Giving Effect to the Offering	As at September 30, 2016 After Giving Effect to the Offering(1),(2)
Cash	US$52,920,000	US$73,943,438
Long term financial liabilities	US$6,750,000	US$6,750,000
Common Shares	166,372,502	175,716,252
Class A Preferred Shares	Nil	Nil
Class B Preferred Shares	Nil	Nil
Options	10,494,432	10,494,432
Warrants	Nil	Nil
Shareholders’ Equity	US$78,344,000	US$99,367,438

(1)	Without giving effect to the issuance of the 63,416 Common Shares issued pursuant to the outstanding stock options subsequent to September 30, 2016.

(2)	Assumes the issuance of 9,343,750 Common Shares at an exercise price of US$2.25 per share for total proceeds of US$21,023,437.50.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

            The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at October 31, 2016, there were 166,435,918 Common Shares issued and outstanding.

Common Shares

            Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

            On June 9, 2016, the shareholders of the Company approved an amended and restated shareholder rights plan (the “Rights Plan”), which amended and restated a shareholder rights plan dated April 17, 2012. For the purpose of encouraging potential offerors seeking to make a takeover bid for the Company to comply with certain minimum conditions or be subject to the dilutive features of the Rights Plan. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated April 17, 2012 as amended and restated as of June 9, 2016 between the Company and Computershare Investor Services Inc., as rights agent.

Warrants

            The Warrants are governed by the terms of the Warrant Indenture. The Company has appointed the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as the locations at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

            The Unit Shares and the Warrants comprising the Units separated immediately upon closing of the Offering. Each outstanding Warrant entitles the holder to purchase one Warrant Share at a price of US$2.25. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date that is 18 months after the closing of the Offering (January 12, 2018) after which time the Warrants will expire and become null and void. Under the Warrant Indenture and subject to applicable laws, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

            The exercise price for the Warrants is payable in United States dollars.

            The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

i.

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Company’s equity compensation plans);

ii.	the subdivision, redivision or change of the Common Shares into a greater number of shares;

iii.	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

iv.

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

v.

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

            The Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications or redesignations of the Common Shares; (2) consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers of the Company with or into another entity (other than consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); (3) a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (4) the transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

            No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.

            The Company has also covenanted in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

            No fractional Warrant Shares are issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

            Warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of common shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

            From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662/3% of the aggregate number of all the then outstanding Warrants.

PRIOR SALES

            During the 12 month period before the date of this Prospectus Supplement, we have issued Common Shares as follows:

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities

Common Shares

Issued pursuant to the July 2016 Bought Deal Financing

July 12, 2016	US$1.60	18,687,500

Issued pursuant to sales under ATM Offering

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
July 1, 2016	US$1.71	160,000
June 30, 2016	US$1.64	50,000
June 28, 2016	US$1.52	11,500
June 27, 2016	US$1.50	51,000
June 24, 2016	US$1.61	70,100
June 23, 2016	US$1.60	50,000
June 20, 2016	US$1.61	155,400
June 17, 2016	US$1.63	10,600
June 16, 2016	US$1.72	191,620
June 15, 2016	US$1.68	260,000
June 13, 2016	US$1.67	6,741
June 10, 2016	US$1.75	120,000
June 9, 2016	US$1.72	212,300
June 8, 2016	US$1.73	95,300
June 7, 2016	US$1.63	65,957
June 6, 2016	US$1.64	252,298
June 3, 2016	US$1.57	212,600
June 2, 2016	US$1.45	30,000
June 1, 2016	US$1.40	30,000
May 31, 2016	US$1.43	110,000
May 27, 2016	US$1.49	40,000
May 26, 2016	US$1.62	34,800
May 25, 2016	US$1.57	40,100
May 24, 2016	US$1.54	50,000
May 23, 2016	US$1.68	105,000
May 20, 2016	US$1.65	3,200
May 19, 2016	US$1.65	27,400
May 18, 2016	US$1.79	4,000
May 16, 2016	US$1.80	135,000
May 13, 2016	US$1.78	150,000
April 25, 2016	US$1.44	353,259
April 22, 2016	US$1.50	85,367
April 21, 2016	US$1.49	325,085

Issued pursuant to exercise of options

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities

October 17, 2016	$1.31	6,666
October 12, 2016	$0.71	53,000
October 3, 2016	$1.31	3,750
September 28, 2016	$0.65	14,067
September 6, 2016	$0.65	25,000
August 16, 2016	$1.31	4,500
August 8, 2016	$1.31	3,334
July 14, 2016	$0.71	9,000
July 5, 2016	$1.78	10,000
July 5, 2016	$1.71	15,000
July 5, 2016	$1.31	72,249
July 5, 2016	$0.71	5,167
July 5, 2016	$0.65	22,751
July 4, 2016	$1.71	35,000
July 4, 2016	$1.31	75,918
July 4, 2016	$0.71	3,667
July 4, 2016	$0.65	7,851
June 30, 2016	$1.31	15,666
June 29, 2016	$1.31	76,498
June 28, 2016	$1.31	44,750
June 27, 2016	$1.31	15,000
June 27, 2016	$0.70	30,000
June 24, 2016	$1.71	25,000
June 24, 2016	$0.71	15,000
June 24, 2016	$0.70	12,900
June 23, 2016	$0.70	7,100
June 22, 2016	$1.31	2,833
June 22, 2016	$0.65	2,734
June 20, 2016	$0.70	25,000
June 17, 2016	$1.31	5,667
June 17, 2016	$0.65	5,067
June 16, 2016	$1.71	41,200
June 16, 2016	$1.31	8,250
June 16, 2016	$0.65	8,617

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
June 15, 2016	$0.71	9,833
June 15, 2016	$0.65	1,667
June 14, 2016	$0.71	10,000
June 13, 2016	$0.65	6,650
June 10, 2016	$1.71	13,800
June 9, 2016	$0.65	2,934
June 8, 2016	$1.71	10,000
June 8, 2016	$0.65	15,866
June 7, 2016	$1.31	4,000
June 7, 2016	$0.65	6,400
June 6, 2016	$1.71	10,000
June 6, 2016	$1.31	5,333
June 6, 2016	$0.65	49,583
June 3, 2016	$1.31	8,333
June 2, 2016	$1.31	3,750
May 27, 2016	$1.31	6,000
May 27, 2016	$0.92	75,000
May 27, 2016	$0.65	2,867
May 26, 2016	$1.31	13,167
May 26, 2016	$0.65	2,300
May 25, 2016	$1.31	6,833
May 25, 2016	$1.78	10,000
May 20, 2016	$1.31	9,750
May 20, 2016	$0.65	2,483
May 19, 2016	$1.31	10,500
May 19, 2016	$1.78	20,000
May 17, 2016	$1.31	27,833
May 17, 2016	$0.65	1,916
May 16, 2016	$1.31	45,584
May 16, 2016	$0.70	6,900
May 16, 2016	$0.65	6,050
May 13, 2016	$1.78	10,000
May 13, 2016	$1.31	7,667
May 13, 2016	$0.86	25,000
May 13, 2016	$0.70	18,100

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
May 13, 2016	$0.65	27,000
May 12, 2016	$1.31	11,000
May 11, 2016	$2.00	500
May 11, 2016	$1.31	37,418
May 11, 2016	$0.65	5,700
May 10, 2016	$1.71	40,000
May 10, 2016	$1.31	30,584
May 10, 2016	$0.65	4,617
May 9, 2016	$1.31	19,000
April 18, 2016	$1.31	9,167
April 18, 2016	$0.65	5,267
April 15, 2016	$0.65	1,500
April 15, 2016	$1.31	6,667
April 13, 2016	$1.31	6,667
April 12, 2016	$1.31	6,000
April 12, 2016	$0.65	3,733
April 12, 2016	$0.70	75,000
April 11, 2016	$0.96	5,000
April 11, 2016	$0.71	14,000
April 11, 2016	$0.70	9,600
April 8, 2016	$0.70	25,000
April 4, 2016	$0.65	2,667
March 30, 2016	$0.70	1,400
March 29, 2016	$0.70	66,100
March 28, 2016	$0.70	6,000
March 24, 2016	$0.70	6,500
March 22, 2016	$0.96	13,333
March 22, 2016	$0.71	18,000
March 22, 2016	$0.70	163,700
March 22, 2016	$0.65	5,450
March 18, 2016	$0.70	151,700
March 18, 2016	$0.65	44,016
March 17, 2016	$0.96	10,000
March 17, 2016	$0.71	20,000
March 17, 2016	$0.70	55,000

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
March 17, 2016	$0.65	18,198
March 16, 2016	$0.75	16,667
March 16, 2016	$0.65	2,400
March 16, 2016	$0.70	50,000
March 15, 2016	$0.70	100,000
March 14, 2016	$0.70	140,000
March 11, 2016	$0.70	50,000
March 11, 2016	$0.71	12,000
March 10, 2016	$0.71	13,000
March 10, 2016	$0.65	10,000
March 10, 2016	$0.70	33,334
February 12, 2016	$0.70	10,000

            The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

			Exercise or conversion
		Number of Common	price per Common Share
		Shares issuable upon	(Cdn$ unless otherwise
Date	Type of Security Issued	exercise or conversion	indicated)
July 12, 2016	Warrants	9,343,750	US$2.25
June 10, 2016	Stock Options	1,345,900	$2.19
December 11, 2015	Stock Options	2,344,000	$0.71

TRADING PRICE AND VOLUME

            The Common Shares are traded on the TSX under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”.

            The following table sets forth the price ranges in Canadian dollars and trading volume of the Common Shares of the Company as reported by the TSX during the 12 month period before the date of this Prospectus Supplement:

Period	High ($)	Low ($)	Volume
2015
November	0.78	0.58	1,460,697
December	0.73	0.62	1,215,931
2016
January	0.74	0.54	1,719,025
February	1.09	0.71	3,859,660
March	1.40	0.87	6,826,702

Period	High ($)	Low ($)	Volume
April	2.82	1.13	10,194,013
May	2.80	1.75	14,038,204
June	2.33	1.79	7,964,748
July	2.60	1.64	14,472,574
August	2.02	1.57	10,836,476
September	1.90	1.56	5,779,004
October	1.86	1.51	5,646,856
November 1	1.91	1.81	421,568

The closing price per Common Share on the TSX on November 1, 2016 was $1.81.

     The following table sets forth the price ranges in U.S. dollars and trading volume of the Common Shares of the Company as reported by the NYSE MKT during the 12 month period before the date of this Prospectus Supplement:

Period	High (US$)	Low (US$)	Volume
2015
November	0.60	0.43	6,830,040
December	0.55	0.44	6,530,731
2016
January	0.53	0.41	6,889,300
February	0.79	0.51	14,692,400
March	1.08	0.64	21,725,500
April	2.25	0.86	42,809,255
May	2.25	1.33	52,342,089
June	1.80	1.36	30,542,714
July	2.00	1.23	64,956,340
August	1.54	1.20	45,338,950
September	1.45	1.18	21,759,120
October	1.40	1.14	21,553,530
November 1	1.43	1.36	1,776,000

            The closing price per Common Share on the NYSE MKT on November 1, 2016 was US$1.37.

RISK FACTORS

            Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Common Shares. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Caution Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Common Shares is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

            The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

            The Company has not entered into any hedging arrangements for any of its metal and mineral production, but has sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

Current Global Financial Conditions

            In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

            The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

            Only mineral resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

            Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral resources.

            Any material reductions in estimates of mineral resources, or of the Company’s ability to extract such mineral resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Production Decisions made Without Identified Mineral Reserves

            There are no current estimates of mineral reserves at either the Topia Mine or the Guanajuato Mine Complex. The Company made production decisions to enter into production at the Topia Mine, the Guanajuato Mine and the San Ignacio Mine without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

            The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

            As at September 30, 2016, the Company had US$52.9 million of cash and cash equivalents, and for the three and nine months ended September 30, 2016 and the year ended December 31, 2015, the Company generated positive cash flow from operating activities. While the Company considers that it has sufficient capital to support its current operating requirements based on its current capital resources and cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may result that the Company will be unable to continue generating sufficient cash flows to sustain operations or that it will be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Company may require additional capital if the costs of its capital projects are materially greater than the Company’s projections. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

            Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

  major or catastrophic equipment failures;

  mine failures and slope failures;

  failure of tailings facilities;

  ground fall and cave-ins;

  deleterious elements materializing in the mined resources;

  environmental hazards;

  industrial accidents and explosions;

  encountering unusual or unexpected geological formations;

  labour shortages or strikes;

  civil disobedience and protests; and

  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

            These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

            The Company’s mining, exploration and development activities are focussed in Mexico and Peru and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

            Mining and exploration activities in Mexico and/or Peru may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican and Peruvian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

            Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

            During 2013, the Mexico Senate passed tax reform legislation, effective January 1, 2014. The tax reform includes an increase in the corporate tax rate to 30% from 28%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes are expected to have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Risks Associated with Obtaining and Complying with Tailings and Other Permits

            The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

            The Company has been advised by CONAGUA, the Mexican federal agency responsible for water administration, that the Company is required to make applications for permits associated with the occupation and construction of the tailings facility at the GMC, as discussed above under “Our Business – Recent Developments”.

            At meetings held in February and April 2016, CONAGUA officials identified no specific issues arising from the outstanding tailings permits and requested that the Company complete its applications. The process of applying for the tailings permits includes the preparation of technical information regarding the construction of the tailings facility, including before the Company`s operation of the facility. Subsequently, CONAGUA officials requested additional technical information, which the Company is in the process of collecting. The permit application process has taken several months, and is expected to take several more months. The duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control.

            The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating the tailings facility at the GMC, could result in a halt of mining operations at the GMC, or to expand the tailings facility, each of which could adversely affect the Company’s results of operations.

            The Company has also determined that it may require additional water use and discharge permits for its operations at the GMC, particularly during the dry season. The Company continues to evaluate whether such permits are necessary. If such permits prove necessary, there can be no assurance that the Company will be able to obtain such permits, which could adversely affect the Company’s operations.

Risks Associated with Topia Tailings Facility Expansion

            The Topia tailings capacity requires expansion beyond the present Phase I facility. Work underway includes fabrication of tails handling equipment, civil engineering design, fieldwork, and permitting details. This work is on a tight timetable and, although expected to meet the timetable, presents a risk in continuing normal operations at Topia. If the Company is not able to complete construction in the anticipated timeframe, the Company may be not be able to use the tailings facility that is part of the Phase II expansion before its existing Phase I capacity is exhausted. While the Company is conducting geotechnical work to assess the current state and ability to extend capacity at its existing Phase I facility, there is no assurance that use of Phase I will continue uninterrupted. If extension of the existing Phase I facility is not possible, or the Company is unable to complete construction and commissioning of the Phase II facility before capacity at the Phase I facility is exhausted, the Company may be required to curtail or suspend production at Topia, which could adversely affect the Company’s results of operations. Further, if the environmental review discussed under “Our Business – Recent Developments” identifies any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company

Factors beyond the Company’s Control

            There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

            The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

            Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

            Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

            The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

            The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

Risks Which Cannot Be Insured

            The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title of Property Interest

            There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

            In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

            The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

            The Company’s primary mineral properties, the Topia Mine and Guanajuato Mine, have been in the production stage for more than nine years, under the ownership of the Company, and have generated positive cash flow from operating activities however, the commercial viability of these mines was not established by a feasibility study or preliminary economic assessment. Similarly, the San Ignacio Mine commenced production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment.

            Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Company’s exploration sites, or that its exploration and development projects will be brought into commercial production.

            Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

            Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish mineral resources through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore;

  evaluate the economic viability or feasibility; and

  construct, renovate, expand or modify mining and processing facilities.

            In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

            Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, none of the Company’s properties have defined ore-bodies with Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to either Measured or Indicated Resources or to Proven or Probable Mineral Reserves as a result of continued exploration.

            Because mines have limited lives, the Company must continually replace and expand its mineral resources as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines, and on the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

            Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

            The Company maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Company earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars. A decrease in the Mexican peso and/or Canadian dollar against the U.S. dollar will result in a loss to the Company to the extent that the Company holds funds in Mexican pesos or Canadian dollars. The Company has used hedging instruments in managing its foreign exchange risk. Such instruments can be subject to material gains and losses.

Dependency on Key Personnel

            The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel such as Robert A. Archer, President, Chief Executive Officer and director; Jim Zadra, Chief Financial Officer; Ali Soltani, Chief Operating Officer; and Robert F. Brown, Vice President, Exploration. The loss of any key management personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vest over a minimum of three years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Conflicts of Interest of Directors and Officers

            Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct & Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

            The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2015, three customers accounted for over 99% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation and Storage of Concentrate

            The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

            In addition, the Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Illegal Activity in the Countries in which the Company Operates could have an Adverse Effect on Operations

            The Company’s primary mineral activities are conducted in Mexico and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

            Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted, and could have an adverse effect on the Company’s operations.

            In January of 2016 a small amount of explosives was stolen from the GMC. While the Company has taken additional security measures, there is no assurance that theft of explosives will not again occur in the future. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by Mexican regulatory authorities. The Mexican regulatory authorities may elect at their discretion to exercise administrative action during the investigation and/or at its conclusion. Administrative action could include a fine and, possibly, a suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

Compliance with Anti-Corruption Laws

            The Company's operations are governed by, and involve interaction with, many levels of government in Mexico. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The GMC and the Topia properties are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company's operations might be subject or the manner in which existing laws might be administered or interpreted.

            Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company's business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company's business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third party agents will comply with such laws.

Acquisition Strategy

            As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company are operating mines, as well as exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may, from time to time, acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the Common Shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

            The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

            Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for gold and silver companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

            In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

            The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at September 30, 2016, the Company had recorded a provision for US$4.2 million on its Statement of Financial Position for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change based on management’s current and future estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Company as they occur.

            The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified against All Costs, Charges and Expenses Incurred by Them

            The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

            It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options to Employees, Directors, Officers and Consultants

            The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at September 30, 2016, there are outstanding share options exercisable into 10,494,432 common shares which, if exercised, would represent approximately 6.3% of the Company’s issued and outstanding shares. If all of these share options are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

            Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations, acquire additional properties, or engage in other acquisition activity. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

            The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends

            The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

            Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

            Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at September 30, 2016, the Company had net working capital (current assets in excess of current liabilities) of US$61.5 million and no long-term debt. The Company believes it has sufficient cash to meet operating requirements as they arise for at least the next 12 months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Company.

Internal Control over Financial Reporting

            The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2015, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. The Company has undertaken an independent assessment of its internal control procedures under SOX for the year ended December 31, 2015 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

            The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

            No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

We have discretion with respect to the use of proceeds from this Offering.

            Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

An investment in the Warrant Shares may result in the loss of an investor’s entire investment.

            An investment in the Warrant Shares of the Company is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

            Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE MKT or achieve listing on any other public listing exchange.

The Company has not paid dividends and may not pay dividends in the foreseeable future.

            Payment of dividends on the Company’s Common Shares is within the discretion of the board of directors of the Company and will depend upon the Company’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

ELIGIBILITY FOR INVESTMENT

            In the opinion of McMillan LLP, counsel to the Company, based on the current provisions of the Income Tax Act (Canada), the regulations thereunder (collectively, the "Tax Act"), and the proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Warrant Shares will be "qualified investments" under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account ("TFSA") (each, a “Registered Plan") provided that, at all material times, the Warrant Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE MKT) as defined in the Tax Act.

            Notwithstanding that the Warrant Shares may be "qualified investments" for a Registered Plan, if the Warrant Shares are a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Warrant Shares will generally not be a prohibited investment for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm's length with the Company for the purposes of the Tax Act, and (b) does not have a "significant interest" (as defined for purposes of the prohibited investment rules in the Tax Act) in the Company. In addition, the Warrant Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

            Prospective purchasers who intend to invest through a Registered Plan should consult their own tax advisers with respect to whether Warrant Shares would be a prohibited investment having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

            The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, holds Warrant Shares and Warrants as capital property and deals at arm’s length with the Company, the Underwriters and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

            This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that makes or has made a functional currency reporting election for purposes of the Tax Act, or (v) that has entered into or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Warrants or Warrant Shares. Any such Holders should consult their own tax advisors.

            Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Warrant Shares.

            This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Any particular Holder should consult their own tax advisors with respect to provincial, territorial or foreign tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Exercise of Warrants

            No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price, if any, paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Taxation of Resident Holders

            The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders.

Taxation of Dividends

            A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an “eligible dividend”, and the Company has made no commitments in this regard.

            A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 381/3% on dividends received or deemed to be received on the Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Warrant Shares

            A Resident Holder who disposes, or is deemed to dispose of a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Warrant Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

            Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

            The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Warrant Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

            A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

            Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

            The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

            Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. NonResident Holders should consult their own tax advisors in this regard.

Disposition of Warrant Shares

            A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Warrant Share unless such Warrant Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

            Provided the Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE MKT) at the time of disposition, the Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; AND (ii) more than 50% of the fair market value of the Warrant Shares, as applicable, was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.

            Non-Resident Holders who may hold Warrant Shares as taxable Canadian property should consult their own tax advisors.

            THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE EXERCISE OF THE WARRANTS OR THE OWNERSHIP OR DISPOSITION OF THE WARRANT SHARES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

            The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Warrant Shares pursuant to exercise of Warrants acquired in the July 2016 Unit Offering and the ownership and disposition of these Warrant Shares. This summary applies only to U.S. Holders who have acquired the Warrants pursuant to the July 2016 Unit Offering and who exercise these Warrants. This summary does not apply to any subsequent U.S. Holder of a Warrant or Warrant Share.

            This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the exercise of the Warrants and the ownership and disposition of the Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal. U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the exercise of the Warrants or the ownership and disposition of the Warrant Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the exercise of the Warrants and the ownership and disposition of the Warrant Shares

            No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the exercise of the Warrants and the ownership and disposition of the Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

            Scope of This Disclosure

            Authorities

            This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

            U.S. Holders

            For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Warrants or Warrant Shares that is for U.S. federal income tax purposes:

            •        an individual who is a citizen or resident of the U.S.;

            •        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

            •        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

            •        a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

            Non-U.S. Holders

            For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Warrants or Warrant Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the exercise of the Warrants or the ownership and disposition of the Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the exercise of the Warrants and the ownership and disposition of the Warrant Shares.

            Transactions Not Addressed

            This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Units (each comprised of one Unit Share and one-half of one Warrant) pursuant to the July 2016 Unit Offering (whether or not any such transactions are undertaken in connection with the purchase of the Units pursuant to the July 2016 Unit Offering) other than the U.S. federal income tax considerations to U.S. Holders of the exercise of the Warrants and the acquisition, ownership and disposition of the Warrant Shares.

            U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

            This summary does not address the U.S. federal income tax considerations of the exercise of the Warrants or the ownership and disposition of the Warrant Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Company.

            This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Warrants or Warrant Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the exercise of the Warrants and the ownership and disposition of the Warrant Shares.

            If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the exercise of the Warrants and the ownership and disposition of the Warrant Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the exercise of the Warrants and the ownership and disposition of the Warrant Shares.

            Warrants

            Exercise of Warrants

            A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Warrant Share on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in the Warrant Share received on exercise of a Warrant will be equal to the sum of (i) the U.S. Holder’s tax basis in the Warrant plus (ii) the exercise price paid by the U.S. Holder on the exercise of the Warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant will begin on the day after the Warrant is exercised.

            Ownership and Disposition of Warrant Shares

            Distributions on Warrant Shares

            Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Warrant Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Warrant Shares and thereafter as gain from the sale or exchange of such Warrant Shares (see “Sale or Other Taxable Disposition of Warrant Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Warrant Shares will constitute a dividend. Dividends received on the Warrant Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

            Sale or Other Taxable Disposition of Warrant Shares

            Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Warrant Shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Warrant Shares is more than one year (based upon date the Warrant Share is received as a result of exercise). Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is an entity taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

            U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Warrant Shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Warrant Shares is more than one year (based upon date the Warrant Share is received as a result of exercise). Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is an entity taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Warrant Shares generally will be such U.S. Holder’s U.S. dollar cost for such Warrant Shares.

            PFIC Status of the Company

            If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the exercise of the Warrants and the ownership and disposition of the Warrant Shares will be different. The U.S. federal income tax consequences of exercising the Warrants and owning and disposing of the Warrant Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

            A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

            Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Warrant Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s the Warrant Shares.

            The Company has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

            Tax Consequences if the Company is a PFIC

            If the Company is a PFIC for any tax year during which a U.S. Holder holds the Warrant Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Warrant Shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns the Warrant Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Warrant Shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election (the QEF Election and Mark-to-Market Election are discussed further below).

            Under the default PFIC rules of section 1291 of the Code:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events, but not including the exercise of a Warrant) of the Warrant Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the preceding three years) received on the Warrant Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Warrant Shares;

  the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

  any loss realized on the disposition of the Warrant Shares generally will not be recognized.

            A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to Warrant Shares. In light of adverse consequences of PFIC characterization and the uncertainty as to the Company’s PFIC status, the Company will undertake to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for United States income tax reporting purposes for such investor to make a QEF Election. The Company may elect to provide such information on its website. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year

            A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the the Warrant Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Warrant Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of the Warrant Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

            Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

            A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Warrant Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Warrant Shares. However, there is no assurance that the Warrant Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to- Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

            A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Warrant Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Warrant Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Warrant Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Warrant Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Warrant Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

            Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Warrant Shares.

            Foreign Tax Credit

            A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the exercise of the Warrants or the ownership or disposition of the Warrant Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

            Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

            Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

            Receipt of Foreign Currency

            The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Warrant Shares, or on the sale or other taxable disposition of Warrant Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

            Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

            Information Reporting; Backup Withholding

            Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

            Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Warrant Shares, and (b) proceeds arising from the sale or other taxable disposition of the Warrant Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

            The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

            THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE EXERCISE OF THE WARRANTS AND THE OWNERSHIPAND DISPOSITION OF THE WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

            Certain legal matters relating to the Offering will be passed upon on our behalf by McMillan LLP.

            To the Company’s knowledge, the partners and associates of McMillan LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

EXPERTS AND INTERESTS OF EXPERTS

            Information relating to the Company’s mineral properties incorporated by reference in this Prospectus has been derived from the NI 43-101 technical reports described below that have been prepared by Mr. Robert Brown, P.Eng., a Qualified Person, and this information has been included in reliance on the expertise of Mr. Brown as a Qualified Person:

  NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project dated February 25, 2016, as amended October 27, 2016; and

  NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation as of November 30th, 2014 dated July 6, 2015.

            The Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 incorporated in this Prospectus by reference have been audited by KPMG LLP. KPMG LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

            Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus Supplement, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

            In addition to the documents specified in this Prospectus Supplement and in the accompanying Base Prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-214201) of which this Prospectus Supplement and the Prospectus forms a part: (i) the form of Underwriting Agreement entered into between the Company and the Underwriters referred to in this Prospectus Supplement (previously furnished to the SEC on Form 6-K on July 7, 2016 and incorporated into the Registration Statement by Form 6-K/A furnished to the SEC on October 28, 2016); (ii) the form of Warrant Indenture entered into between the Company and Computershare described in this Prospectus Supplement, as previously furnished to the SEC on Form 6-K/A on October 28, 2016; (iii) the consent of KPMG LLP, as included as an exhibit to our Form F-10; (iv) the consent of Robert Brown, P. Eng. Vice President, Exploration of the Company, as a Qualified Person, as included as an exhibit to our Form F-10; and (v) the consent of McMillan LLP, as included as an exhibit to our Form F-10.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

            This Prospectus Supplement and the accompanying Base Prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the registration statement and the exhibits thereto for further information with respects to us and our securities.

            The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

            You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.